

16012150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Terranova Capital Equities

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue 15th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Steinmetz 212-381-7397 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard J. Girasole, CPA P.C.
(Name – *if individual, state last, first, middle name*)

7522 13th Avenue (Address) Brooklyn (City) New York (State) 11228 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John F. Steinmetz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Terra Nova Capital Equities, Inc., as of 12/31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ALICE N MACCHI
Notary Public
Connecticut
My Comm. Expires September 30, 2017

Signature

President

Title

Notary Public Signed 2/23/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TERRANOVA CAPITAL EQUITIES, INC.

Audited Financial Statement

December 31, 2015

TerraNova Capital Equities, Inc.

For The Year Ended

December 31, 2015

Contents	Page

RICHARD J. GIRASOLE, CPA, P.C.

Certified Public Accountant

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E mail: rjg1112@aol.com

1 Rockefeller Plaza
10th Floor
New York, NY 10020
(718) 238-1212

-INDEPENDENT AUDITOR'S REPORT-

I have audited the accompanying financial statements of Terranova Capital Equities, Inc.(the Company), which comprise the statement of financial condition as of December 31, 2015 and the related statements of income, changes in member's equity and cash flows for the period from January 1, 2015 through December 31, 2015 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to the above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and the results of its operations and its cash flows for the period from January 1, 2015 through December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The supplementary Information has been subjected to audit procedures performed in conjunction with the audit of financial statements. The supplementary information is the responsibility of management. My audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming my opinion on the supplementary information, I evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 26, 2016



TerraNova Capital Equities, Inc.
Statement of Financial Condition
As of December 31, 2015 and 2014

ASSETS

	2015	2014
CURRENT ASSETS		
Cash in Bank	$ 25,358	$ 33,738
Cash in Bank- IMMA	6,961	6,947
Total Current Assets	32,319	40,685
OTHER ASSETS		
Security Deposits	2,500	6,500
Investments	7,165	12,037
Total Other Assets	9,665	18,537
TOTAL ASSETS	$ 41,984	$ 59,222

TerraNova Capital Equities, Inc.
Statement of Financial Condition
As of December 31, 2015 and 2014

LIABILITIES AND STOCKHOLDERS EQUITY

	2015	2014
CURRENT LIABILITIES		
Accounts Payable	$ 4,012	$ 12,200
Total Current Liabilities	4,012	12,200
LONG-TERM LIABILITIES		
Total Liabilities	4,012	12,200
STOCKHOLDERS' EQUITY		
Paid in Excess	865,780	654,080
Retained Earnings	(827,808)	(609,284)
Total Stockholders' Equity	37,972	44,796
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 41,984	$ 56,996

-See Accountant's Audit Report and Notes to Financial Statements-

TerraNova Capital Equities, Inc.
Statement of Income

	12 Months Ended December 31, 2015	12 Months Ended December 31, 2014
Sales		
Fees & Commissions	$ 375,470	$ 402,401
Unrealized Gain/Non Mkt Sec	0	(59,611)
Total Sales	375,470	342,790
Cost of Sales		
Broker Fees	304,018	221,475
Consulting Fees	2,668	12,915
Hotel/Air/Travel	21,744	20,327
Total Cost of Sales	328,430	254,717
Gross Profit	47,040	88,073
Operating Expenses		
Salaries - Officer/Office	64,500	62,610
Computer/Internet	6,504	4,065
Delivery/Messenger	1,177	1,386
Insurance	3,046	3,615
FINRA/Compliance Fees	62,826	75,016
Medical Insurance	47,154	43,639
Office	2,671	8,560
Professional Fees/Dues	34,954	51,275
Rent	24,750	28,812
Taxes-Payroll/Corp Taxes	8,573	1,100
Telephone	7,354	8,876
Travel & Entertainment	2,069	1,259
Total Operating Expenses	265,578	290,213
Operating Income	(218,538)	(202,140)
Other Income		
Interest Income	14	14
Total Other Income	14	14
Net Income(Loss)	$ (218,524)	$ (202,126)

-See Accountant's Audit Report and Notes to Financial Statements-

TerraNova Capital Equities, Inc.

STATEMENT OF CASH FLOWS

For the 12 months Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (218,524)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0
Decrease (Increase) in Operating Assets:	
Other	8,872
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(8,188)
Accrued Liabilities	0
Total Adjustments	684
Net Cash Provided By (Used in) Operating Activities	(217,840)
CASH FLOWS FROM INVESTING ACTIVITIES	
Paid in Capital	209,474
Net Cash Provided By (Used In) Investing Activities	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0
Net Cash Provided By (Used In) Financing Activities	0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,366)
CASH AT BEGINNING OF PERIOD	40,685
CASH AT END OF PERIOD	$ 32,320

-See Accountant's Audit Report and Notes to Financial Statements-

TERRANOVA CAPITAL EQUITIES, INC.

Statement of Changes in Stockholders Equity

	December 31, 2014	Increase/(Decrease)	December 31, 2015
Paid in Capital	654,080	211,700	865,780
Retained Earnings	(407,158)	(202,126)	(609,284)
Profit/(Loss)	(202,126)	n/a	(218,524)
Total Equity	44,796	n/a	37,972

-See Accountant's Audit Report and Notes to Financial Statements-

TerraNova Capital Equities, Inc.
Statement of Changes in Financial Position
Twelve Months Ended December 31, 2015

Source of Funds:	
Operations:	
Net Loss	$ (218,523)
Total from Operations	$ (218,523)
Other Sources: Paid In Capital	211,700
Total Other Sources	211,700
Total Source of Funds	$ (6,823)
Application of Funds	0
Total Application of Funds	0
Change: Working Capital	$ (6,823)

-See Accountant's Audit Report and the Notes to Financial Statement-

TerraNova Capital Equities, Inc.
Statement of Subordinated Debt
Twelve Months Ended December 31, 2015

Subordinated Debt as of January 1, 2015	$ 0
Increases	0
Total Outstanding Debt	0
Decreases (Repayments)	0
Balance as of December 31, 2015	$ 0

-See Accountant's Audit Report and the Notes to Financial Statement-

Notes to Financial Statements

Organization

1. TerraNova Capital Equities, Inc. formerly known as European American Equities, Inc. (the "Company"), initially known as Grow Vest Capital Securities, Inc. and later known as Hornblower Capital Securities, Inc., is a Delaware corporation incorporated March 18,1998, which is registered as a broker-dealer under the Securities Exchange Act of 1934 (the" Exchange Act"), and which became a member of FINRA on September 24, 1998. The Company is a wholly owned subsidiary of TerraNova Capital Partners, Inc. initially known as GrowVest Capital Partners, Inc., and later known as Hornblower Capital Partners, Inc. a Delaware corporation.

Significant Accounting Policies

2a. General: The Company's business is limited to acting as a private placement agent and to consult in connection with mergers and acquisitions. Company revenues are derived from commissions and fees earned in private placement transactions and merger and acquisition consulting fees. The Company does not engage in any operations requiring establishment of customer accounts, handling of customer securities or funds, retail securities transactions, securities clearing activities, margin activities or any other forms of securities business. Significant changes in the Company's business require FINRA approval.

2b. Contingent Assets & Liabilities: The preparation of financial statements in conformity with generally accepted principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. At December 31st, 2015, there were no undisclosed assets, commitments, contingent assets or liabilities to be reported.

Initial Operations

3. From the time of its incorporation until it became a FINRA member, the Company engaged in planning, organization and other activities preliminary to its becoming authorized to do business as a broker-dealer. From the date of its FINRA admission until December 31, 2015, the Company applied to and is registered as a broker-dealer in various states and seeks to obtain business opportunities as a private placement agent and merger and acquisition consultant.

Net Capital Requirement

4. As a registered broker-dealer, the Company is subject to Rule 15c3-1 (the net Capital Rule) promulgated under the Exchange Act, and to comparable rules of the FINRA relating to net capital. Pursuant to such, the Company is required to maintain net capital of at least $5,000 or 6.67% of the aggregate indebtedness. At December 31, 2015 the company had net capital of $28,307. This amount exceeded such requirements for 2015 by $23,307. At December 31, 2014 the Company had net capital of $ 44,796.

TerraNova Capital Equities, Inc.
Computation of Net Capital for Brokers and Dealers
December 31, 2015

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

TOTAL CAPITAL	$	37,972
DEDUCTIONS		(9,665)
HAIRCUTS ON SECURITIES		-0-
NET CAPITAL	$	28,307
MINIMUM NET CAPITAL REQUIREMENT		(5,000)
EXCESS NET CAPITAL	$	23,307
AGGREGATE INDEBTEDNESS	$	(4,012)

Note:

There are no material differences between the computation of net capital presented above and the computation of net capital as shown in the company's unaudited Form X-17A5, part 2A filing as of December 31, 2015.

TerraNova Capital Equities, Inc.
Computation of Net Capital for Brokers and Dealers
December 31, 2015

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

TOTAL CAPITAL	$	37,972
DEDUCTIONS		-0-
HAIRCUTS ON SECURITIES		-0-
NET CAPITAL	$	37,972
MINIMUM NET CAPITAL REQUIREMENT		(5,000)
EXCESS NET CAPITAL	$	32,972
AGGREGATE INDEBTEDNESS	$	(4,012)

Note:

There are no material differences between the computation of net capital presented above and the computation of net capital as shown in the company's unaudited Form X-17A5, part 2A filing as of December 31, 2015.

TerraNova Capital Equities, Inc.
Computation of Reserve Requirements
December 31, 2015

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2015

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provision of Rule 15c3-3 under the Exchange Act in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

-See Accountant's Audit Report and the Notes to Financial Statement-

RICHARD J. GIRASOLE, CPA, P.C.
Certified Public Accountant

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E mail: rjg1112@aol.com

1 Rockefeller Plaza
10th Floor
New York, NY 10020
(718) 238-1212

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of:
TerraNova Capital Equities, Inc.

In planning and performing our audit of the financial statements of TerraNova Capital Equities, Inc. (the "Company") as of and for the year ended December 31, 2015, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a -13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency, is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the management of the Company, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 26, 2016

EXEMPTION REPORT

SEC Rule 17a-5

February 26, 2016

The Company is a registered broker-dealer subject to Rule 17a_5 under the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report is prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.
The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

I, John F. Steinmetz, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By:
Title: Chief Executive Officer

RICHARD J. GIRASOLE, CPA, P.C.
Certified Public Accountant

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E mail: rjg1112@aol.com

1 Rockefeller Plaza
10th Floor
New York, NY 10020
(718) 238-1212

Exemption Report

I have reviewed management's statements, included in the accompanying exemption report, in which (1). Terranova Capital Equities, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Terranova Capital Equities, Inc claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2). Terranova Capital Equities, Inc. stated that Terranova Capital Equities, Inc. met the identified exemption provisions throughout the most recent period from January 1, 2014 through December 31, 2015 without exception. Terranova Capital Equities, Inc. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Terranova Capital Equities, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2016



INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders of
TerraNova Capital Equities, Inc.

Gentlemen:

I have audited the accompanying financial statements of TerraNova Capital Equities, Inc. for the year ended December 31, 2015 and have issued my audit report dated February 27, 2016. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Richard J. Girasole, CPA